HXT HOLDINGS, INC.
100 Wall Street, 15th Floor,
New York, New York 10005
212-232-0120

March 13, 2009

Mr. Michael F. Johnson
Mr. Jay Ingram
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          HXT Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed on February 11, 2009
File No.: 333-146796

Dear Mr. Johnson and Mr. Ingram:

We were advised by telephone call on February 23, 2009 that you have no more comments to the amended registration statement referred to above.

However, we are aware that the age of the financial statements as of the date of this letter does not comply with Articles 8-02 or 8-08 of Regulation S-X. We have therefore revised our filing to include the financial statements for the three months ended December 31, 2008.

Very truly yours,

                                                                                                /s/ Ding Hong Shen
Name: Ding Hong Shen
Title:   CFO, Chief Accounting Officer and Director